Consolidated statements of operations

For the three months ended March 31 (unaudited, in millions of Canadian dollars except for per share amounts)	2010	2009
| |
Revenue
Premium income:
Annuities	$745	$1,353
Life insurance	1,574	1,549
Health insurance	1,096	1,117

	3,415	4,019

Net investment income (loss) (Note 6):
Change in fair value of held-for-trading assets	632	(905)
Income (loss) from derivative investments	(63)	(81)
Net gains (losses) on available-for-sale assets	43	(50)
Other net investment income	1,287	1,443

	1,899	407

Fee income	741	602

	6,055	5,028

Policy benefits and expenses
Payments to policyholders, beneficiaries and depositors:
Maturities and surrenders	931	1,380
Annuity payments	334	343
Death and disability benefits	684	848
Health benefits	802	800
Policyholder dividends and interest on claims and deposits	292	332

	3,043	3,703
Net transfers to segregated funds	245	108
Increase (decrease) in actuarial liabilities (Note 8)	857	528
Commissions	410	397
Operating expenses	825	777
Premium taxes	53	55
Interest expense	110	97

	5,543	5,665

Income (loss) before income taxes and non-controlling interests	512	(637)
Income taxes expense (benefit)	81	(445)
Non-controlling interests in net income of subsidiaries	5	3

Total net income (loss)	426	(195)
Less: Participating policyholders’ net income (loss)	(4)	–

Shareholders’ net income (loss)	430	(195)
Less: Preferred shareholder dividends	21	18

Common shareholders’ net income (loss)	$409	$(213)

Average exchange rates:
U.S. dollars	1.04	1.24
U.K. pounds	1.62	1.79

Earnings (loss) per share (Note 3)
Basic	$0.72	$(0.38)
Diluted	$0.72	$(0.38)

Weighted average shares outstanding in millions (Note 3)
Basic	565	560
Diluted	566	560

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 15

Consolidated balance sheets

	As at
	March 31,	December 31,	March 31,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Bonds – held-for-trading	$52,464	$51,634	$48,963
Bonds – available-for-sale	9,959	9,673	10,205
Mortgages and corporate loans	19,114	19,449	22,311
Stocks – held-for-trading	3,950	4,331	3,256
Stocks – available-for-sale	647	635	913
Real estate	4,797	4,877	5,027
Cash, cash equivalents and short-term securities	10,556	11,868	10,427
Derivative assets	1,444	1,382	2,077
Policy loans and other invested assets	3,454	3,503	3,686
Other invested assets – held-for-trading	479	425	400
Other invested assets – available-for-sale	425	452	538

Invested assets	107,289	108,229	107,803
Goodwill	6,320	6,419	6,724
Intangible assets	937	926	1,001
Other assets	4,719	4,508	5,809

Total general fund assets	$119,265	$120,082	$121,337

Segregated funds net assets	$81,914	$81,305	$65,448

Liabilities and equity
Actuarial liabilities and other policy liabilities (Note 8)	$83,569	$84,638	$83,376
Amounts on deposit	4,213	4,181	4,111
Deferred net realized gains	220	225	248
Senior debentures	3,811	3,811	3,013
Derivative liabilities	971	1,257	3,253
Other liabilities	6,057	5,466	7,178

Total general fund liabilities	98,841	99,578	101,179
Subordinated debt	3,043	3,048	3,079
Non-controlling interests in subsidiaries	39	42	27
Total equity	17,342	17,414	17,052

Total general fund liabilities and equity	$119,265	$120,082	$121,337

Segregated funds contract liabilities	$81,914	$81,305	$65,448

Exchange rate at balance sheet date:
U.S. dollars	1.02	1.05	1.26
U.K. pounds	1.54	1.70	1.81

The attached notes form part of these Interim Consolidated Financial Statements.
Approved on behalf of the Board of Directors,

Donald A. Stewart
Chief Executive Officer

Krystyna T. Hoeg
Director

16 SunLife Financial Inc. First Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated statements of equity

	Participating
For the three months ended March 31 (unaudited, in millions of Canadian dollars)	policyholders	Shareholders	2010	2009

Preferred shares
Balance, beginning and end of period	$–	$1,741	$1,741	$1,495

Common shares
Balance, beginning of period	–	7,126	7,126	6,983
Stock options exercised	–	7	7	–
Shares issued under dividend reinvestment and share purchase plan (Note 5)	–	65	65	–

Balance, end of period	–	7,198	7,198	6,983

Contributed surplus
Balance, beginning of period	–	133	133	118
Stock-based compensation	–	3	3	2
Stock options exercised	–	(1)	(1)	–

Balance, end of period	–	135	135	120

Retained earnings
Balance, beginning of period	120	10,839	10,959	11,212
Net income (loss)	(4)	430	426	(195)
Dividends on common shares	–	(203)	(203)	(201)
Dividends on preferred shares	–	(21)	(21)	(18)

Balance, end of period	116	11,045	11,161	10,798

Accumulated other comprehensive income (loss), net of taxes
Balance, beginning of period	(13)	(2,532)	(2,545)	(2,399)
Total other comprehensive income (loss)	(1)	(347)	(348)	55

Balance, end of period	(14)	(2,879)	(2,893)	(2,344)

Total retained earnings and accumulated other comprehensive income (loss)	102	8,166	8,268	8,454

Total equity	$102	$17,240	$17,342	$17,052

Accumulated other comprehensive income (loss), net of taxes
Balance, end of period, consists of:
Unrealized gains (losses) on available-for-sale assets	$–	$148	$148	$(1,731)
Unrealized foreign currency translation gains (losses), net of hedging activities	(14)	(3,088)	(3,102)	(694)
Unrealized gains on derivatives designated as cash flow hedges	–	61	61	81

Balance, end of period	$(14)	$(2,879)	$(2,893)	$(2,344)

Consolidated statements of comprehensive income

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Total net income (loss)	$426	$(195)
Other comprehensive income (loss), net of taxes (Note 9):
Unrealized foreign currency translation gains (losses), excluding hedges	(521)	457
Unrealized foreign currency gains (losses), net investment hedges	56	(102)
Unrealized gains (losses) on available-for-sale assets	135	(322)
Reclassifications to net income (loss) for available-for-sale assets	(17)	20
Unrealized gains (losses) on cash flow hedging instruments	2	(3)
Reclassifications to net income (loss) for cash flow hedges	(3)	5

Total other comprehensive income (loss)	(348)	55

Total comprehensive income (loss)	78	(140)

Less: Participating policyholders’ net income (loss)	(4)	–
Participating policyholders’ foreign currency translation gains (losses), excluding hedges	(1)	1

Shareholders’ comprehensive income (loss)	$83	$(141)

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 17

Condensed consolidated statements of cash flows

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Cash flows provided by (used in) operating activities
Total net income (loss)	$426	$(195)
Items not affecting cash:
Increase (decrease) in actuarial and other policy-related liabilities	793	593
Unrealized losses (gains) on held-for-trading assets and derivatives	(777)	1,345
Amortization of deferred gains and unrealized gains on real estate investments	(12)	(28)
Accrued expenses and taxes	8	(209)
Investment income due and accrued	(89)	(52)
Other items not affecting cash	215	(406)
Realized losses (gains) on held-for-trading and available-for-sale assets	145	(340)
New mutual fund business acquisition costs capitalized	(23)	(16)
Redemption fees of mutual funds	3	6

Net cash provided by operating activities	689	698

Cash flows provided by (used in) financing activities
Borrowed funds	(16)	17
Issuance of senior financing	–	61
Collateral on senior financing	–	197
Issuance of subordinated debt	–	496
Issuance of common shares on exercise of stock options	6	–
Dividends paid on common shares	(135)	(201)
Dividends paid on preferred shares	(21)	(18)

Net cash provided by (used in) financing activities	(166)	552

Cash flows provided by (used in) investing activities
Sales, maturities and repayments of bonds, mortgages and corporate loans, stocks and real estate	7,028	4,975
Purchases of bonds, mortgages and corporate loans, stocks and real estate	(8,275)	(5,160)
Policy loans	(3)	(48)
Short-term securities*	(176)	(35)
Other investments	(340)	362

Net cash provided by (used in) investing activities	(1,766)	94

Changes due to fluctuations in exchange rates	(105)	160

Increase (decrease) in cash and cash equivalents	(1,348)	1,504
Cash and cash equivalents, beginning of period*	5,865	5,518

Cash and cash equivalents, end of period*	4,517	7,022
Short-term securities, end of period*	6,039	3,405

Cash, cash equivalents and short-term securities, end of period	$10,556	$10,427

Supplementary information
Cash and cash equivalents:
Cash	$749	$803
Cash equivalents*	3,768	6,219

	$4,517	$7,022

Cash disbursements made for:
Interest on borrowed funds, debentures and subordinated debt	$54	$31

Net income taxes (refunds)	$(50)	$(28)

*	Includes a restatement of $2,344 of short-term securities as at the end of period March 31, 2009 ($1,745 as at the beginning of the period ended March 31, 2009) that were included as cash equivalents in error previously. As a result, cash flows provided by (used in) investing activities have been adjusted by $(599) in the March 31, 2009 column.
The attached notes form part of these Interim Consolidated Financial Statements.

18 SunLife Financial Inc. First Quarter 2010	INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Consolidated statements of changes in segregated funds net assets

For the three months ended March 31 (unaudited, in millions of Canadian dollars)	2010	2009

Additions to segregated funds
Deposits:
Annuities	$2,617	$2,432
Life insurance	200	224

	2,817	2,656
Net transfers from general funds	245	108
Net realized and unrealized gains (losses)	2,080	(2,346)
Other investment income	210	260

	5,352	678

Deductions from segregated funds
Payments to policyholders and their beneficiaries	2,385	1,773
Management fees	271	193
Taxes and other expenses	72	76
Effect of changes in currency exchange rates	2,015	(1,050)

	4,743	992

Net additions (reductions) to segregated funds for the period	609	(314)
Segregated funds net assets, beginning of period	81,305	65,762

Segregated funds net assets, end of period	$81,914	$65,448

Consolidated statements of segregated funds net assets

	As at
	March 31,	December 31,	March 31,
(unaudited, in millions of Canadian dollars)	2010	2009	2009

Assets
Segregated and mutual fund units	$65,255	$64,265	$49,305
Stocks	7,733	7,832	4,506
Bonds	7,741	7,813	9,901
Cash, cash equivalents and short-term securities	1,817	1,647	1,053
Real estate	298	319	134
Mortgages	33	34	42
Other assets	3,093	1,905	3,196

	85,970	83,815	68,137

Liabilities	4,056	2,510	2,689

Net assets attributable to segregated funds policyholders	$81,914	$81,305	$65,448

The attached notes form part of these Interim Consolidated Financial Statements.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 19

Condensed notes to the interim consolidated financial statements
(Unaudited, in millions of Canadian dollars except for per share amounts and where otherwise stated)
1. Basis of presentation
Sun Life Financial Inc. (SLF Inc.), together with all its subsidiaries, including its wholly-owned consolidated subsidiaries Sun Life Assurance Company of Canada (Sun Life Assurance) and Sun Life Global Investments Inc., is collectively referred to as “Sun Life Financial” or “the Company”. The Company prepares its Interim Consolidated Financial Statements in accordance with Canadian generally accepted accounting principles (GAAP). The accounting policies and methods of computation applied in these Interim Consolidated Financial Statements are the same as those applied in the 2009 Annual Consolidated Financial Statements, except as described in Note 2. The Interim Consolidated Financial Statements should be read in conjunction with the most recent Annual Consolidated Financial Statements, as they do not include all information and notes required by GAAP for Annual Consolidated Financial Statements.
2. Changes in accounting policies
FUTURE IMPACT OF RECENTLY ISSUED ACCOUNTING STANDARDS
BUSINESS COMBINATIONS, CONSOLIDATED FINANCIAL STATEMENTS AND NON-CONTROLLING INTERESTS
In January 2009, the Canadian Institute of Chartered Accountants (CICA) issued three new Handbook Sections: Section 1582, Business Combinations; Section 1601, Consolidated Financial Statements; and Section 1602, Non-Controlling Interests. Section 1582 clarifies that an acquisition occurs when an entity obtains control of a business and provides guidance on determining the date of the acquisition and the measurement and recognition of assets acquired and liabilities assumed. Section 1601 provides standards for the preparation of Consolidated Financial Statements. Section 1602 requires that non-controlling interests be presented as part of equity and that transactions between the Company and the non-controlling interests be reported as equity transactions. These sections are effective for fiscal years beginning on or after January 1, 2011, with early adoption allowed to facilitate the transition to International Financial Reporting Standards (IFRS). If early adopted, all three sections must be early adopted effective January 1, 2010. The Company did not early adopt these sections.
INTERNATIONAL FINANCIAL REPORTING STANDARDS
In accordance with the requirements of the Canadian Accounting Standards Board, all publicly accountable entities will adopt IFRS as of January 1, 2011, with comparatives for the prior year. The Company’s first annual Consolidated Financial Statements will be for the year ending December 31, 2011. As a result, the Company will publish its first Interim Consolidated Financial Statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011.
The significant areas of policy differences identified by the Company to date include:
Investment contracts and re-designations
The Company expects measurement differences to arise on certain insurance contracts classified as investment contracts and accounted for as financial instruments under IFRS. Insurance contract liabilities will continue to be valued under the Canadian Asset Liability Method, the current Canadian GAAP methodology.
Certain financial instruments designated as held-for-trading under Canadian GAAP may be redesignated as available-for-sale or loans and receivables under IFRS.
Real estate
All properties, other than owner-occupied properties, will be classified as investment property and measured at fair value under IFRS. Owner-occupied properties will be classified as property, plant and equipment and measured at cost less depreciation.
Consolidation and presentation
The concept of control differs under IFRS and will result in the consolidation of certain entities currently not consolidated under Canadian GAAP. In addition, reinsurance assets will no longer be netted against insurance contract liabilities under IFRS.
Goodwill
Impairment testing is required to be conducted at a more granular level; testing is carried out at the Cash Generating Unit level under IFRS, compared to the Reporting Unit level for Canadian GAAP. As a result, the Company anticipates that the amount of goodwill carried under IFRS will be lower than under Canadian GAAP.
Hedge accounting
IFRS does not permit the use of critical terms matching method for the assessment of hedge effectiveness. As a result, the Company expects additional ineffectiveness from hedging relationships to be reported under IFRS.
Stock-based compensation
Certain awards granted by a subsidiary of the Company that were treated as equity-settled awards and measured at fair value at the date of grant will be considered cash-settled liabilities under IFRS and be remeasured at fair value at each reporting date until the awards are settled in cash.

20 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

IFRS 1, First Time Adoption of IFRS
IFRS 1 is a financial reporting standard that stipulates the requirements for an entity that is preparing IFRS compliant statements for the first time, and generally requires retrospective application of all IFRS standards, but also provides for optional exemptions to this general rule. While the Company has not finalized its decisions, it currently expects to recognize unamortized actuarial gains and losses on defined benefit pension plans and other benefits plans in retained earnings on transition to IFRS instead of deferring and amortizing these balances in future earnings. In addition, the Company expects to reset the cumulative foreign currency translation gains and losses to nil instead of computing the translation gain and loss amounts retrospectively under IFRS. The Company expects to elect to not restate business combinations prior to the IFRS transition date of January 1, 2010.
The above significant areas of policy differences and IFRS 1 exemptions will be recorded in the opening statement of financial position. Differences in measurement and recognition, and the related income tax impacts, will be recorded in the opening retained earnings of the Company, impacting shareholders’ equity. The Company will assess the quantitative effect of these differences on the Consolidated Financial Statements in 2010 as it prepares its comparative reporting. As IFRS standards continue to change, the Company will assess their impact on the Consolidated Financial Statements.
3. Earnings (loss) per share
Details of the calculation of the net income (loss) and the weighted average number of shares used in the earnings (loss) per share computations are as follows:

For the three months ended March 31	2010	2009

Common shareholders’ net income (loss)	$409	$(213)
Less: Effect of stock options of subsidiaries(1)	2	1

Common shareholders’ net income (loss) on a diluted basis	$407	$(214)

Weighted average number of shares outstanding for basic earnings per share (in millions)	565	560
Add: Adjustments relating to the dilutive impact of stock options(2)	1	–

Weighted average number of shares outstanding on a diluted basis (in millions)	566	560

Basic earnings (loss) per share	$0.72	$(0.38)
Diluted earnings (loss) per share	$0.72	$(0.38)

(1)	A subsidiary of SLF Inc. grants stock options exercisable for shares of the subsidiary and restricted stock awards of the subsidiary. If these outstanding stock options were exercised and the restricted stock awards were fully vested, the Company would record an increase in non-controlling interests, and therefore, a reduction in common shareholders’ net income.

(2)	The effect of stock options is calculated based on the treasury stock method requirements, which assume that unrecognized compensation as well as any proceeds from the exercise of the options would be used to purchase common shares at the average market prices during the period. Only stock options exercisable for shares of SLF Inc. are included in the adjustment relating to the dilutive impact of stock options.
4. Segmented information
The Company has five reportable segments: Sun Life Financial Canada (SLF Canada), Sun Life Financial United States (SLF U.S.), MFS Investment Management (MFS), Sun Life Financial Asia (SLF Asia) and Corporate. These reportable segments operate in the financial services industry and reflect the Company’s management structure and internal financial reporting. The Company’s revenues from these segments are derived principally from mutual funds, investment management and annuities, life and health insurance, and life retrocession. Revenues not attributed to the strategic business units are derived primarily from investments of a corporate nature and earnings on capital.
Corporate includes the results of the Company’s U.K. business unit, its Corporate Support operations, which includes active reinsurance and run-off reinsurance as well as investment income, expenses, capital and other items not allocated to the Company’s other reportable segments. Total net income (loss) in Corporate is shown net of certain expenses borne centrally.
Intersegment transactions consist primarily of internal financing agreements. They are measured at fair values prevailing when the arrangements are negotiated. Intersegment revenue for the three months ended March 31, 2010 consists of interest of $31 ($39 in 2009) and fee income of $16 ($11 in 2009).

Results by segment
for the three months						Consolidation
ended	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2010
Revenue	$2,697	$2,134	$346	$398	$527	$(47)	$6,055
Total net income (loss)	$234	$88	$49	$4	$51	$–	$426

March 31, 2009
Revenue	$2,249	$2,360	$288	$238	$(57)	$(50)	$5,028
Total net income (loss)	$194	$(407)	$28	$17	$(27)	$–	$(195)

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 21

						Consolidation
Assets by segment as at	SLF Canada	SLF U.S.	MFS	SLF Asia	Corporate	adjustments	Total

March 31, 2010
General fund assets	$56,254	$42,507	$837	$6,540	$14,423	$(1,296)	$119,265
Segregated funds net assets	$42,548	$26,797	$–	$1,816	$10,753	$–	$81,914

December 31, 2009
General fund assets	$55,622	$42,615	$859	$6,437	$15,854	$(1,305)	$120,082
Segregated funds net assets	$41,426	$26,848	$–	$1,788	$11,243	$–	$81,305

March 31, 2009
General fund assets	$53,959	$47,541	$742	$6,497	$14,000	$(1,402)	$121,337
Segregated funds net assets	$32,338	$27,382	$–	$1,863	$3,865	$–	$65,448

5. Capital management and capital transactions
A) CAPITAL AND CAPITAL MANAGEMENT
The Company’s capital base is structured to exceed regulatory and internal capital targets and maintain strong credit ratings while maintaining a capital efficient structure and desired capital ratios. The Company strives to achieve an optimal capital structure by balancing the use of debt and equity financing. Capital is managed both on a consolidated basis under principles that consider all the risks associated with the business as well as at the business group level under the principles appropriate to the jurisdictions in which it operates. Sun Life Financial manages the capital for all of its subsidiaries in a manner commensurate with their individual risk profiles. Further details on the Company’s capital and how it is managed are included in Note 10 of the 2009 Annual Consolidated Financial Statements.
SLF Inc. was above its minimum internal targets as at March 31, 2010. Sun Life Assurance’s Minimum Continuing Capital Surplus Requirement (MCCSR) ratio as at March 31, 2010 was above the minimum levels that would require any regulatory or corrective action. The risk-based capital of Sun Life Assurance Company of Canada (U.S.), the Company’s principal operating life insurance subsidiary in the United States, was above the minimum level as at March 31, 2010. In addition, other foreign operations and foreign subsidiaries of SLF Inc. that must comply with local capital or solvency requirements in the jurisdictions in which they operate maintained capital levels above minimum local requirements as at March 31, 2010.
The Company’s capital base consists mainly of common shareholders’ equity, participating policyholders’ equity, preferred shareholders’ equity and certain other capital securities that qualify as regulatory capital.

	As at
	March 31,	December 31,	March 31,
	2010	2009	2009

Equity:
Participating policyholders’ equity	$102	$107	$107
Preferred shareholders’ equity	1,741	1,741	1,495
Common shareholders’ equity(1)	15,499	15,566	15,450

Total equity	17,342	17,414	17,052

Other capital securities:
Subordinated debt	3,043	3,048	3,079
Trust Capital Securities(2)	1,644	1,644	1,150

Total other capital securities	4,687	4,692	4,229

Total capital	$22,029	$22,106	$21,281

(1)	Unrealized gains and losses on cash flow hedges and available-for-sale debt securities, included in equity above, are excluded from regulatory capital.

(2)	Trust Capital Securities are Sun Life ExchangEable Capital Securities issued by Sun Life Capital Trust and Sun Life Capital Trust II. These trusts are variable interest entities that are not consolidated by the Company.
B) SIGNIFICANT CAPITAL TRANSACTIONS
COMMON SHARES ISSUED UNDER THE DIVIDEND REINVESTMENT AND SHARE PURCHASE PLAN
In the first quarter of 2010, under its Dividend Reinvestment and Share Repurchase Plan (the Plan), SLF Inc. issued approximately 2 million common shares from treasury at a discount of 2% to the average market price, as determined in accordance with the Plan, for dividend reinvestments and issued an insignificant number of common shares from treasury at no discount for optional cash purchases.

22 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

6. Financial investments and related net investment income
A) CHANGES IN FAIR VALUE OF HELD-FOR-TRADING ASSETS
Changes in fair value of held-for-trading assets recorded to net income consist of the following:

For the three months ended March 31	2010	2009

Bonds	$467	$(658)
Stocks	157	(220)
Other invested assets	9	(27)
Cash equivalents and short-term securities	(1)	–

Total changes in fair value of held-for-trading assets	$632	$(905)

B) TEMPORARILY AND OTHER-THAN-TEMPORARILY IMPAIRED FINANCIAL ASSETS
i) TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The available-for-sale assets disclosed in the following table exhibit evidence of impairment; however, the impairment loss has not been recognized in net income because it is considered temporary. Held-for-trading assets are excluded from the following table, as changes in fair value are recorded to net investment income. Available-for-sale bonds, stocks and other invested assets have generally been identified as temporarily impaired if their amortized cost as at the end of the period was greater than their fair value, resulting in an unrealized loss. Unrealized losses may be due to interest rate fluctuations, widening of credit spreads, general depressed market prices due to current market conditions, and/or depressed fair values in sectors which have experienced unusually strong negative market reactions. In connection with the Company’s investment management practices and review of its investment holdings, it is believed that the contractual terms of these investments will be met and/or the Company has the ability to hold these investments until recovery in value.

	March 31, 2010		December 31, 2009		March 31,2009
	Fair	Unrealized	Fair	Unrealized	Fair	Unrealized
	value	losses	value	losses	value	losses

Available-for-sale bonds	$3,384	$256	$3,369	$371	$7,075	$2,159
Available-for-sale stocks(1)	56	3	88	14	370	140
Available-for-sale other invested assets(2)	135	15	135	19	217	30

Total temporarily impaired financial assets	$3,575	$274	$3,592	$404	$7,662	$2,329

(1)	These assets include available-for-sale private equities that are accounted for at cost with a carrying value of $5 as at March 31, 2010 ($2 and $7 as at December 31, 2009 and March 31, 2009, respectively).

(2)	These assets include available-for-sale limited partnerships and other invested assets with a carrying value of $150 as at March 31, 2010 ($154 and $247 as at December 31, 2009 and March 31, 2009, respectively).
ii) OTHER-THAN-TEMPORARILY IMPAIRED AVAILABLE-FOR-SALE ASSETS
The Company wrote down $23 of impaired available-for-sale assets recorded at fair value during the three months ended March 31, 2010 ($72 in the three months ended March 31, 2009).
These assets were written down since the length of time that the fair value was less than the cost and the extent and nature of the loss indicated that the fair value would not recover.
The Company did not reverse any impairment on available-for-sale bonds in the three months ended March 31, 2010 and March 31, 2009.
iii) IMPAIRMENT OF HELD-FOR-TRADING ASSETS
The Company generally maintains distinct asset portfolios for each line of business. Changes in the fair values of these assets are largely offset by changes in the fair value of actuarial liabilities, when there is an effective matching of assets and liabilities. When assets are designated as held-for-trading, the change in fair value arising from impairment is not required to be separately disclosed under Canadian GAAP. The reduction in fair values of held-for-trading assets attributable to impairment results in an increase in actuarial liabilities charged through the Consolidated Statement of Operations for the period.
7. Financial instrument risk management
The Company’s risk management policies and processes for managing risks related to financial instruments can be found in Note 6 of the 2009 Annual Consolidated Financial Statements.
MARKET RISK
Market risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market prices. The Company is exposed to financial and capital market risks, including changes to interest rates, credit spreads, equity market prices, foreign currency exchange rates, real estate values, private equity values and market volatility.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 23

MARKET RISK SENSITIVITY
The Company’s earnings are dependent on the determination of its policyholder obligations under its annuity and insurance contracts. These amounts are determined using internal valuation models and are recorded in the Company’s financial statements, primarily as actuarial liabilities. The determination of these obligations requires management to make assumptions about the future level of equity market performance, interest rates and other factors over the life of its products.
The Company’s market risk sensitivities are forward-looking estimates. These are measures of the Company’s estimated net income and Other Comprehensive Income (OCI) sensitivities to the changes in interest rate and equity market levels described below, based on interest rates, equity market prices, and business mix in place as at March 31, 2010. These sensitivities are calculated independently for each risk factor generally assuming that all other risk variables stay constant. Actual results can differ materially from these estimates for a variety of reasons including differences in the pattern or distribution of the market shocks illustrated below, the interaction between these factors, model error, or changes in other assumptions such as business mix, effective tax rates and the valuation allowance required for future tax assets, policyholder behaviour, currency exchange rates, and other market variables relative to those underlying the March 31, 2010 calculation date for these sensitivities. These sensitivities also assume that a change to the current valuation allowance on future tax assets is not required.
These sensitivities reflect the composition of the Company’s assets and liabilities as of March 31, 2010. Changes in these positions due to new sales or maturities, asset purchases/sales or other management actions could result in material changes to these reported sensitivities. In particular, these sensitivities reflect the expected impact of hedging activities based on the hedging programs and portfolios in place as at the March 31, 2010 calculation date. The actual impact of these hedging activities can differ materially from that assumed in the determination of these indicative sensitivities due to ongoing hedge re-balancing activities, changes in the scale or scope of hedging activities, changes in the cost or general availability of hedging instruments, basis risk (the risk that hedges do not exactly replicate the underlying portfolio experience), model risk and other operational risks in the ongoing management of the hedge programs or the potential failure of hedge counterparties to perform in accordance with expectations.
The sensitivities are based on financial reporting methods and assumptions in effect as at March 31, 2010. Changes in accounting or actuarial valuation methods, models or assumptions after this date could result in material changes to these reported sensitivities. Changes in interest rates and equity market prices in excess of the ranges illustrated may result in greater than proportional impacts.
For the reasons outlined above, these sensitivities should only be viewed as directional estimates of the underlying sensitivities of each factor under these specialized assumptions, and should not be viewed as predictors of the Company’s future net income and OCI sensitivities. Given the nature of these calculations, the Company cannot provide assurance that actual earnings and OCI impacts will be within the indicated ranges.
Additional information concerning the Company’s sensitivities is included under “Critical accounting policies and estimates” and “Risk management” in the 2009 Annual Management’s Discussion and Analysis, copies of which are available on its website at www.sunlife.com and at www.sedar.com and www.sec.gov.
i) INTEREST RATE RISK
Interest rate risk is the potential for financial loss arising from changes or volatility in interest rates when assets and liability cash flows do not coincide. The Company is exposed to interest rate price risk on monetary financial assets and liabilities that have a fixed interest rate and is exposed to interest rate cash flow risk on monetary financial assets and liabilities with floating interest rates that are reset as market rates change.
For held-for-trading assets and other financial assets supporting actuarial liabilities, the Company is exposed to interest rate risk when the cash flows from assets and the policy obligations they support are significantly mismatched, as this may result in the need to either sell assets to meet policy payments and expenses or reinvest excess asset cash flows in unfavourable interest environments.
The following table shows the estimated effect on net income of an immediate 1% parallel change in interest rates across the yield curve in all markets, on the Company’s actuarial liabilities and the assets supporting those liabilities.

As at March 31, 2010	Increase (decrease) in net income

1% increase	$ 75 to $175
1% decrease	$ (200) to $ (300)
Bonds designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale bonds are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 1% parallel change in interest rates, across the yield curve in all markets, on the Company’s available-for-sale bonds.

As at March 31, 2010	Increase (decrease) in after-tax OCI

1% increase	$ (325) to $(425)
1% decrease	$ 325 to $ 425

24 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

ii) EQUITY RISK
Equity market risk is the potential for financial loss arising from price changes or volatility in equity markets. Equity market price changes and/or volatility impact both assets and liabilities, which could adversely affect the Company’s business, profitability and capital requirements.
The following table shows the estimated effect on net income of immediate changes of 10% and 25% in stock prices on the Company’s actuarial liabilities and the assets supporting those liabilities.

As at March 31, 2010	Increase (decrease) in net income

10% increase	$ 75 to $ 125
10% decrease	$ (150) to $ (200)
25% increase	$ 125 to $ 225
25% decrease	$ (475) to $ (575)
Equities designated as available-for-sale generally do not support actuarial liabilities. Changes in the fair value of available-for-sale equities are recorded to OCI. The following table shows the estimated effect on after-tax OCI of an immediate 10% change in stock prices, on the Company’s available-for-sale equities.

As at March 31, 2010	Increase (decrease) in after-tax OCI

10% increase	$ 25 to $ 75
10% decrease	$ (25) to $ (75)
The Company’s equity portfolio is well diversified within North America and contains a significant amount of exchange-traded funds which are indexed to various North American stock indices.
These equity sensitivities assume that the Company’s actual equity exposures consistently and precisely track the broader equity markets. Since in practice actual equity-related exposures generally differ from broad market indices (due to the impact of active management, basis risk and other factors), realized sensitivities may differ significantly from those illustrated above.
A description of the interest and equity risk associated with policyholder obligations and how these risks are managed is included in Note 9 of the 2009 Annual Consolidated Financial Statements.
8. Changes in actuarial liabilities
Changes in actuarial liabilities are as follows:

For the three months ended March 31	2010	2009

Actuarial liabilities, beginning of period	$82,610	$79,241

Change in liabilities on in-force business(1)	80	(752)
Liabilities arising from new policies	797	1,229
Changes in assumptions or methodology	(20)	51

Increase (decrease) in actuarial liabilities	857	528

Actuarial liabilities before the following:	83,467	79,769
Effect of changes in currency exchange rates	(1,823)	1,342

Actuarial liabilities, March 31	81,644	81,111
Add: Other policy liabilities	1,925	2,265

Actuarial liabilities and other policy liabilities, March 31	$83,569	$83,376

(1)	Due to the enactment of the Canadian tax rules relating to CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement, an increase in actuarial liabilities of $135 was recorded during the first quarter of 2009. Prior to the enactment of these tax rules, actuarial liabilities included an estimated adjustment to account for income taxes as if these tax rules had, at the time, been enacted.
During 2009, the Company identified an error potentially originating prior to the acquisition of Clarica Life Insurance Company (Clarica). The error includes an understatement of the actuarial liabilities. A review is underway and the resulting adjustments will be recorded in 2010 when the review is complete. Information available to date indicates that the error is not material to the financial statements of prior years, but correcting the error in one quarter may materially impact that quarter’s results. Accordingly, the Company will correct the error by increasing actuarial liabilities and reducing shareholder opening retained earnings when it completes the review. The adjustments to actuarial liabilities and shareholder retained earnings are not expected to exceed $200 and $100, respectively.

CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)	Sun Life Financial Inc. First Quarter 2010 25

9. Income taxes included in OCI
OCI included in the Interim Consolidated Statements of Comprehensive Income is presented net of income taxes. The following income tax amounts are included in each component of OCI.

For the three months ended March 31	2010	2009

Unrealized foreign currency gains and losses on net investment hedges	$4	$8
Unrealized gains and losses on available-for-sale assets	(22)	84
Reclassifications to net income or loss for available-for-sale assets	2	(13)
Unrealized gains and losses on cash flow hedging instruments	(7)	–
Reclassifications to net income for cash flow hedges	1	(3)

Total income taxes benefit (expense) included in OCI	$(22)	$76

10. Pension plans and other post-retirement benefits
The Company recorded the following expenses related to pension plans and other post-retirement plans.

For the three months ended March 31	2010	2009

Pension benefit cost	$11	$9
Other post-retirement benefit expense	$3	$–
11. Commitments, guarantees and contingencies
On November 15, 2007, SLF Inc. provided subordinated guarantees of certain subordinated debentures and preferred shares issued by Sun Life Assurance. As a result of providing these guarantees, Sun Life Assurance is entitled to rely on an order dated November 14, 2007 exempting it from most continuous disclosure and the certification requirements of Canadian securities laws.
The following tables set forth certain consolidating summary financial information for SLF Inc. and Sun Life Assurance (consolidated), as required under the order.

			Other
	SLF Inc.	Sun Life Assurance	subsidiaries of	Consolidation	SLF Inc.
Results for the three months ended	(unconsolidated)	(consolidated)	SLF Inc. (combined)	adjustments	(consolidated)

March 31, 2010
Revenue	$86	$4,762	$1,352	$(145)	$6,055
Shareholders’ net income (loss)	$429	$308	$91	$(398)	$430

March 31, 2009
Revenue	$9	$3,457	$1,687	$(125)	$5,028
Shareholders’ net income (loss)	$(195)	$118	$(291)	$173	$(195)

			Other
	SLF Inc.	Sun Life Assurance	subsidiaries of	Consolidation	SLF Inc.
Assets as at	(unconsolidated)	(consolidated)	SLF Inc. (combined)	adjustments	(consolidated)

March 31, 2010
Invested assets	$21,277	$82,082	$23,764	$(19,834)	$107,289
Total other assets	$5,877	$10,340	$13,364	$(17,605)	$11,976
Actuarial and other policy liabilities	$–	$68,408	$15,046	$115	$83,569
Total other liabilities	$9,914	$13,916	$15,429	$(20,905)	$18,354

December 31, 2009
Invested assets	$21,401	$82,930	$23,766	$(19,868)	$108,229
Total other assets	$4,319	$10,215	$10,373	$(13,054)	$11,853
Actuarial and other policy liabilities	$–	$68,923	$15,629	$86	$84,638
Total other liabilities	$8,413	$13,710	$12,234	$(16,327)	$18,030

March 31, 2009
Invested assets	$21,078	$80,802	$25,234	$(19,311)	$107,803
Total other assets	$1,443	$11,732	$6,636	$(6,277)	$13,534
Actuarial and other policy liabilities	$–	$66,698	$16,926	$(248)	$83,376
Total other liabilities	$5,576	$15,476	$9,034	$(9,177)	$20,909

26 Sun Life Financial Inc. First Quarter 2010	CONDENSED NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)